Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$50,000,000.00	$5,350.00	(1)

(1)	The filing fee of $5,350.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $837,800.05 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $5,350.00 is offset against the registration fee due for this offering and of which $832,450.05 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement No. 2006 – MTNDD044 Dated December 13, 2006

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$50,000,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Principal-Protected Notes Based Upon a Basket of Currencies Due 2008

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on December 19, 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a basket return amount.

•	The basket return amount will be based on the percentage change in the value of each of the Australian dollar, Canadian dollar, Mexican peso and Brazilian real (which we collectively refer to as the basket currencies) relative to the U.S. dollar from the date of this pricing supplement to the fifth business day before maturity. The basket return amount will equal the product of (a) US$1,000, (b) basket return percentage and (c) a participation rate of 200%, provided that the basket return amount will not be less than US$40 per note. The basket return percentage will equal the average of the percentage change of the value of each of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, during the term of the notes.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000	US$	50,000,000
Agent’s Discount	US$	0	US$	0
Proceeds to Citigroup Funding Inc. (before expenses)	US$	1,000	US$	50,000,000

We expect that delivery of the notes will be made against payment therefor on or about December 19, 2006. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Citigroup

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected Notes Based Upon a Basket of Currencies Due 2008. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The notes pay an amount at maturity that will depend on the percentage change in the value of each of the Australian dollar, Canadian dollar, Mexican peso and Brazilian real, relative to the U.S. dollar from the date of this Pricing Supplement, which we refer to as the pricing date, to the fifth business day before maturity, which we refer to as the valuation date. If the average of the percentage change of the value of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the valuation date, is less than or equal to 2%, the payment you receive at maturity will equal 104% of your initial investment in the notes. If the average of the percentage change of the value of the basket currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the valuation date is greater than 2%, the payment you receive at maturity will be greater than 104% of your initial investment in the notes and, due to the participation rate, the return on the notes will be 200% of the return on an instrument directly linked to the basket currencies.

Each exchange rate used to measure the performance of the basket currencies is expressed as an amount of the relevant basket currency that can be exchanged for one U.S. dollar. Thus, an increase in a basket currency’s exchange rate means that the value of that currency has decreased. For example, if USD/AUD exchange rate has increased from 1.00 to 2.00, it means the value of one Australian dollar (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a basket currency’s exchange rate means that the value of that currency has increased.

The notes mature on December 19, 2008 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the notes is not at risk at maturity of the notes regardless of the performance of the basket currencies relative to the U.S. dollar over the term of the notes. However, because the notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity. See “Risk Factors Relating to the Notes” for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity.

What Will I Receive at Maturity of the Notes?

The notes will mature on December 19, 2008. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$1,000 plus a basket return amount, which will not be less than 4% (or 2% per annum) of the principal amount of each note.

How is the Basket Return Amount Defined?

The basket return amount will be based on the basket return percentage of the basket currencies.

The basket return percentage will equal the sum of the currency return for each of the basket currencies, expressed as a percentage.

The currency return for each of the basket currencies will equal the following fraction:

Starting Exchange Rate –Ending Exchange Rate	×	Allocation Percentage
Starting Exchange Rate

The allocation percentage for each of the basket currencies will equal 25%.

The starting exchange rate equals each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL exchange rate on the pricing date, or 1.2719, 1.1562, 10.8395 and 2.1455, respectively.

The ending exchange rate will equal each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL exchange rate on the valuation date.

The USD/AUD exchange rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated as 1 divided by the AUD/USD exchange rate that is reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

The USD/CAD exchange rate will equal the U.S. dollar/Canadian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Canadian dollars per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

The USD/MXN exchange rate will equal the U.S. dollar/Mexican peso exchange rate in the global spot foreign exchange market, expressed as the amount of Mexican pesos per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

The USD/BRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reals per one U.S. dollar, as determined by calculating the arithmetic average of the bid level and ask level reported by Reuters on Page “BRFR,” or any substitute page, at 5:00 p.m. (New York City time) on any relevant date.

The basket return amount will equal the product of (a) $1,000, (b) the basket return percentage and (c) the participation rate, provided that the basket return amount will not be less than the minimum basket return amount.

The participation rate equals 200%.

The minimum basket return amount equals $40, or 4% (or 2% per annum) of the principal amount of each note.

If any of the USD/AUD, USD/CAD, USD/MXN and USD/BRL exchange rates is not so reported on Reuters page “FXBENCH2” or “BRFR,” as applicable, or any substitute page thereto, then the USD/AUD, USD/CAD, USD/MXN or USD/BRL exchange rate, as applicable, will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

For more specific information about the “basket return amount,” the “basket return percentage,” the “currency return” and the determination of exchange rates, please see “Description of the Notes—Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least 104% of the principal amount of your notes if you hold the notes at maturity.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily values of each relevant exchange rate, as reported on Bloomberg, from April 1, 2001 to December 12, 2006, and a table showing the high and low values of each relevant exchange rate for each quarter since the first quarter of 2001. You can find this graph and table in the section “The Basket Currencies and Exchange Rates—Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the value of each basket currency in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based on the relevant exchange rates or the basket currencies. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be 5.05% per year compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products Inc. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be As Low As 4% (or 2% Per Annum)

The amount of the maturity payment will depend on the basket return percentage, which is the average of the percentage change of the value of the basket currencies relative to the U.S. dollar from the pricing date to the valuation date. Unless the basket return percentage is greater than 2%, the payment you receive at maturity will be limited to 104% of the amount of your initial investment in the notes. This will be true even if the value of one or more of the basket currencies has increased by more than 2% at one or more times during the term of the notes, but the values of the other basket currencies have decreased or have not increased sufficiently.

The Use of a Return on a Basket of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the currency return for each basket currency, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the notes.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes are not principal-protected prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the basket return percentage is less than, equal to or only slightly greater than 2%, your maturity payment will be only slightly greater than your initial investment in the notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies, and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Australia, Canada, Mexico and Brazil, and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Australia, Canada, Mexico and Brazil, and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Australia, Canada, Mexico, Brazil, the United States and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including Australia, Canada, Mexico, Brazil and the United States, are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Australia, Canada, Mexico, Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of each of the basket currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the basket currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase. Conversely, decreases in the value of one or more of the basket currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the value of one or more of the basket currencies relative to the U.S. dollar has declined, as measured by one or more of the respective exchange rates being above its respective value, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. These factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may decrease the future value of the basket currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket currencies may increase the future value of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes.

Decreases in interest rates in the countries issuing the basket currencies relative to U.S. interest rates may decrease the future values of the basket currencies relative to the U.S. dollar, which would tend to decrease the value of the notes, and increases in interest rates in the countries issuing the basket currencies relative to U.S. interest rates may increase the future values of the basket currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of each of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the basket currencies relative to the U.S. dollar.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Principal-Protected Notes Based Upon a Basket of Currencies (the “Notes”) are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. The Notes pay an amount at maturity that will depend on the percentage change in the value of each Basket Currency relative to the U.S. dollar, as measured by each relevant exchange rate, over the term of the Notes. The Basket Currencies are the Australian dollar, Canadian dollar, Mexican peso and Brazilian real. If the average of the percentage change of the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date, is less than or equal to 2%, the payment you receive at maturity will equal 104% of your initial investment in the Notes. If the average of the percentage change of the value of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date is greater than 2%, the payment you receive at maturity will be greater than 104% of your initial investment in the Notes and, due to the Participation Rate, the return on the Notes will be 200% of the return on an instrument directly linked to the Basket Currencies.

Each exchange rate used to measure the performance of the Basket Currencies is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if USD/AUD Exchange Rate has increased from 1.00 to 2.00, it means the value of one Australian dollar (as measured against U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be US$50,000,000 (50,000 Notes). The Notes will mature on December 19, 2008, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

Payment at Maturity

The Notes will mature on December 19, 2008. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$1,000 plus a Basket Return Amount, which will not be less than 4% (or 2% per annum) of the principal amount of each Note.

Basket Return Amount

The Basket Return Amount will be based on the Basket Return Percentage of the Basket Currencies. The Basket Return Percentage will equal the sum of the Currency Returns for each of the Basket Currencies, expressed as a percentage.

The Currency Return for each Basket Currency will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate	×	Allocation Percentage
Starting Exchange Rate

The Allocation Percentage for each Basket Currency will equal 25%.

The Starting Exchange Rate equals each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL Exchange Rate on the Pricing Date, or 1.2719, 1.1562, 10.8395 and 2.1455, respectively.

The Ending Exchange Rate will equal each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL Exchange Rate on the Valuation Date.

The Pricing Date means December 13, 2006, the date of this Pricing Supplement.

The Valuation Date will be the fifth Business Day before maturity.

The USD/AUD Exchange Rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated as 1 divided by the AUD/USD exchange rate that is reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

The USD/CAD Exchange Rate will equal the U.S. dollar/Canadian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Canadian dollars per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

The USD/MXN Exchange Rate will equal the U.S. dollar/Mexican peso exchange rate in the global spot foreign exchange market, expressed as the amount of Mexican pesos per one U.S. dollar, as reported by Reuters on Page “FXBENCH2,” or any substitute page, at 3:00 p.m. (New York City time) on any relevant date.

The USD/BRL Exchange Rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reals per one U.S. dollar, as determined by calculating the arithmetic average of the bid level and ask level reported by Reuters on Page “BRFR,” or any substitute page, at 5:00 p.m. (New York City time) on any relevant date.

The Basket Return Amount will equal the product of (a) $1,000, (b) the Basket Return Percentage and (c) the Participation Rate, provided that the Basket Return Amount will not be less than the Minimum Basket Return Amount.

The Participation Rate equals 200%.

The Minimum Basket Return Amount equals $40, or 4% (or 2% per annum) of the principal amount of each Note.

If any of the USD/AUD, USD/CAD, USD/MXN and USD/BRL Exchange Rates is not so reported on Reuters page “FXBENCH2” or “BRFR,” as applicable, or any substitute page thereto, then the USD/AUD, USD/CAD, USD/MXN or USD/BRL Exchange Rate, as applicable, will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on the relevant date. If the Noon Buying Rate is not announced on that date, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three

Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Pricing Date: December 13, 2006

•	Issue Date: December 19, 2006

•	Principal amount: US$1,000 per Note

•	Starting Exchange Rate of the USD/AUD Exchange Rate: 1.300

•	Starting Exchange Rate of the USD/CAD Exchange Rate: 1.100

•	Starting Exchange Rate of the USD/MXN Exchange Rate: 11.000

•	Starting Exchange Rate of the USD/BRL Exchange Rate: 2.100

•	Participation Rate: 200%

•	Minimum Basket Return Amount: $40 per Note

•	Allocation Percentage: 25% for each Basket Currency

•	Maturity Date: December 20, 2008

•	The notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency, the Minimum Basket Return Amount, the Participation Rate and the Allocation Percentage.

Example (1)	Ending USD/AUD Exchange Rate = 1.390
Currency Return of the Australian dollar = –1.731% = (1.300 –1.390)/1.300 × 25%

Ending USD/CAD Exchange Rate = 1.140
Currency Return of the Canadian dollar = –0.909% = (1.100 – 1.140)/1.100 × 25%

Ending USD/MXN Exchange Rate = 11.250
Currency Return of the Mexican peso = –0.568% = (11.000 – 11.250)/11.000 × 25%

Ending USD/BRL Exchange Rate = 1.930
Currency Return of the Brazilian real = 2.024% = (2.100 – 1.930)/2.100 × 25%

Basket Return Percentage = –1.184% = –1.731% + –0.909% + –0.568% + 2.024%

Basket Return Amount = US$40 (the Minimum Basket Return Amount)

Payment at maturity = US$1,040 = US$1,000 + US$40

Example (2)	Ending USD/AUD Exchange Rate = 1.310
Currency Return of the Australian dollar = –0.192% = (1.300 – 1.310)/1.300 × 25%

Ending USD/CAD Exchange Rate = 1.170
Currency Return of the Canadian dollar = –1.591% = (1.100 – 1.170)/1.100 × 25%

Ending USD/MXN Exchange Rate = 10.920
Currency Return of the Mexican peso = 0.182% = (11.000 – 10.920)/11.000 × 25%

Ending USD/BRL Exchange Rate = 2.05
Currency Return of the Brazilian real = 0.595% = (2.100 – 2.050)/2.100 × 25%

Basket Return Percentage = -1.006% = –0.192% + –1.591% + 0.182% + 0.595%

Basket Return Amount = US$40 (the Minimum Basket Return Amount)

Payment at maturity = US$1,040 = US$1,000 + US$40

Example (3)	Ending USD/AUD Exchange Rate = 1.280
Currency Return of the Australian dollar = 0.385% = (1.300 – 1.280)/1.300 × 25%

Ending USD/CAD Exchange Rate = 1.120
Currency Return of the Canadian dollar = –0.455% = (1.100 – 1.120)/1.100 × 25%

Ending USD/MXN Exchange Rate = 10.750
Currency Return of the Mexican peso = 0.568% = (11.000 – 10.750)/11.000 × 25%

Ending USD/BRL Exchange Rate = 2.180
Currency Return of the Brazilian real = –0.952% = (2.100 – 2.180)/2.100 × 25%

Basket Return Percentage = –0.454% = 0.385% + –0.455% + 0.568% + –0.952%

Basket Return Amount = US$40 (the Minimum Basket Return Amount)

Payment at maturity = US$1,040 = US$1,000 + US$40

Example (4)	Ending USD/AUD Exchange Rate = 1.250
Currency Return of the Australian dollar = 0.962% = (1.300 – 1.250)/1.300 × 25%

Ending USD/CAD Exchange Rate = 1.000
Currency Return of the Canadian dollar = 2.273% = (1.100 – 1.000)/1.100 × 25%

Ending USD/MXN Exchange Rate = 11.750
Currency Return of the Mexican peso = –1.705% = (11.000 – 11.750)/11.000 × 25%

Ending USD/BRL exchange rate = 2.150
Currency Return of the Brazilian real = –0.595% = (2.100 – 2.150)/2.100 × 25%

Basket Return Percentage = 0.934% = 0.962% + 2.273% + –1.705% + –0.595%

Basket Return Amount = US$18.69 = US$1,000 × 0.934% × 200%; however, Basket Return Amount cannot be less than the Minimum Basket Return Amount of $40.

Payment at maturity = US$1,040 = US$1,000 + US$40

Example (5)	Ending USD/AUD Exchange Rate = 1.250
Currency Return of the Australian dollar = 0.962% = (1.300 – 1.250)/1.300 × 25%

Ending USD/CAD Exchange Rate = 1.050
Currency Return of the Canadian dollar = 1.136% = (1.100 – 1.050)/1.100 × 25%

Ending USD/MXN Exchange Rate = 10.450
Currency Return of the Mexican peso = 1.250% = (11.000 – 10.450)/11.000 × 25%

Ending USD/BRL Exchange Rate = 2.180
Currency Return of the Brazilian real = –0.952% = (2.100 – 2.180)/2.100 × 25%

Basket Return Percentage = 2.396% = 0.962% + 1.136% + 1.250% + –0.952%

Basket Return Amount = US$47.91 = US$1,000 × 2.396% × 200%

Payment at maturity = US$1,047.91 = US$1,000 + US$47.91

Example (6)	Ending USD/AUD Exchange Rate = 1.350
Currency Return of the Australian dollar = –0.962% = (1.300 - 1.350)/1.300 × 25%

Ending USD/CAD Exchange Rate = 1.000
Currency Return of the Canadian dollar = 2.273% = (1.100 – 1.000)/1.100 × 25%

Ending USD/MXN Exchange Rate = 10.100
Currency Return of the Mexican peso = 2.045% = (11.000 – 10.100)/11.000 × 25%

Ending USD/BRL Exchange Rate = 2.080
Currency Return of the Brazilian real = 0.238% = (2.100 – 2.080)/2.100 × 25%

Basket Return Percentage = 3.595% = –0.962% + 2.273% + 2.045% + 0.238%

Basket Return Amount = US$71.89 = US$1,000 × 3.595% × 200%

Payment at maturity = US$1,071.89 = US$1,000 + US$71.89

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket Currencies are the Australian dollar, the Canadian dollar, the Mexican peso and the Brazilian real. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Australian dollar in the case of the USD/AUD Exchange Rate, the U.S. dollar and the Canadian dollar in the case of the USD/CAD Exchange Rate, the U.S. dollar and the Mexican peso in the case of the USD/MXN Exchange Rate and the U.S. dollar and the Brazilian real in the case of the USD/BRL Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency will cause a decrease in its exchange rate, while a decrease in the value of any Basket Currency will cause an increase in its exchange rate.

The Australian dollar is the official currency of Australia.

The Canadian dollar is the official currency of Canada.

The Mexican peso is the official currency of Mexico.

The Brazilian real is the official currency of Brazil.

We have obtained all information in this pricing supplement relating to the Australian dollar, the Canadian dollar, the Mexican peso, the Brazilian real and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Basket Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

	USD/AUD Exchange Rate		USD/CAD Exchange Rate		USD/MXN Exchange Rate		USD/BRL Exchange Rate
	High	Low	High	Low	High	Low	High	Low
2001
Quarter
First	2.0619	1.7467	1.5792	1.4901	9.9985	9.4615	2.1765	1.9310
Second	2.0942	1.8804	1.5826	1.5103	9.4700	8.9185	2.4830	2.1330
Third	2.0743	1.8546	1.5811	1.5069	9.6000	8.9850	2.8390	2.3120
Fourth	2.0400	1.9062	1.6052	1.5558	9.6100	9.0540	2.8070	2.2770
2002
Quarter
First	1.9794	1.8681	1.6193	1.5741	9.3035	8.9550	2.4805	2.2780
Second	1.9019	1.7307	1.6023	1.5035	10.0825	8.9580	2.8875	2.2530
Third	1.9001	1.7562	1.6051	1.5111	10.3825	9.5980	3.9505	2.7860
Fourth	1.8508	1.7603	1.5994	1.5454	10.4955	9.9193	4.0040	3.4040
2003
Quarter
First	1.7822	1.6181	1.5776	1.4590	11.2644	10.3000	3.6815	3.2510
Second	1.6866	1.4828	1.4814	1.3310	10.8265	10.0845	3.3540	2.8290
Third	1.5768	1.4558	1.4188	1.3335	11.0965	10.3263	3.0675	2.8065
Fourth	1.4789	1.3266	1.3541	1.2840	11.4578	10.9288	2.9710	2.8205
2004
Quarter
First	1.3784	1.2492	1.3574	1.2682	11.2993	10.7760	2.9725	2.7695
Second	1.4754	1.2995	1.4002	1.3038	11.7075	11.1215	3.2420	2.8655
Third	1.4588	1.3611	1.3384	1.2592	11.6360	11.3050	3.0919	2.8465
Fourth	1.3916	1.2583	1.2755	1.1718	11.5813	11.0716	2.8958	2.6492
2005
Quarter
First	1.3321	1.2516	1.2583	1.1948	11.4360	10.9615	2.7854	2.5525
Second	1.3376	1.2753	1.2734	1.2068	11.2760	10.7307	2.6800	2.3323
Third	1.3574	1.2880	1.2479	1.1588	10.9160	10.5400	2.5117	2.2085
Fourth	1.3822	1.3079	1.1977	1.1428	10.9740	10.3984	2.4000	2.1540
2006
Quarter
First	1.4253	1.3177	1.1797	1.1300	11.0697	10.4236	2.3540	2.0980
Second	1.4053	1.2832	1.1772	1.0932	11.5184	10.8040	2.4035	2.0510
Third	1.3512	1.2953	1.1459	1.1032	11.5125	10.7332	2.2359	2.1219
Fourth (through December 12)	1.3484	1.2666	1.1562	1.1305	11.0960	10.6825	2.2000	2.1268

The USD/AUD Exchange Rate, as calculated from the AUD/USD exchange rate appearing on Reuters page “FXBENCH2,” at 3:00 p.m. (New York City time) on December 13, 2006 was 1.2719. The USD/CAD Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on December 13, 2006 was 1.1562. The USD/MXN Exchange Rate appearing on Reuters page “FXBENCH2” at 3:00 p.m. (New York City time) on December 13, 2006 was 10.8395. The USD/BRL Exchange Rate, as determined by calculating the arithmetic average of the bid level and ask level appearing on Reuters page “BRFR” at 5:00 p.m. (New York City time) on December 13, 2006, was 2.1455.

The following graphs shows the daily values of each of the USD/AUD, USD/CAD, USD/MXN and USD/BRL Exchange Rates in the period from April 1, 2001 through December 12, 2006 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the basket, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 5.05%, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$1,104.93 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$1.54 in 2006; US$51.22 in 2007; and US$52.17 in 2008 (adjusted as described in the second below paragraph).

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Services Form W-8BEN (or successor form), under penalties of perjury, that is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder to a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $50,000,000 principal amount of Notes (50,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers at those prices less a concession not to exceed $15.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $15.00 per Note on sales to certain other dealers.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate on Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•	it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Public of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•	no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer of Notes is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$50,000,000 principal amount

Principal-Protected Notes Based Upon a Basket of Currencies

Due December 19, 2008

(US$1,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

December 13, 2006

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)

Citigroup